Exhibit 9.01

NETSOL Technologies Reports Fiscal First Quarter 2021 Financial Results

●	Net Income of $718,000, $0.06 EPS and $4.7 Million Cash from Operations
●	Gross Subscription (SaaS) and Annual Recurring And Contracted Support Revenues Exceeded $5 Million for the First Time
●	Major Go-Live Event, Double-Digit Recurring Revenue Growth, and Continued Cost Management Efforts Yield Fourth Straight Quarter of Profitability
●	OTOZ Partnering to Launch a Digital Automotive Retail Platform for a U.S. Based Subsidiary of a Renowned German Auto Manufacturer for One of its Key Brands with an Initial Launch in California in Early Calendar 2021
●	Moderate Return to Business Conditions, Coupled with High-Value, Near-Term Pipeline of Opportunities Underscore Cautiously Optimistic Growth Outlook for Fiscal 2021

CALABASAS, Calif., November 12, 2020 – NETSOL Technologies, Inc. (Nasdaq: NTWK), a global business services and enterprise application solutions provider, reported results for the fiscal first quarter ended September 30, 2020.

Fiscal First Quarter 2021 and Recent Operational Highlights

●	Successfully implemented the NFS Ascent® Retail Platform, including the Company’s proprietary Loan Origination System (LOS) and Contract Management System (CMS) for a tier-one German auto captive finance company in China in the second phase of a previously announced $30 million contract.
●	Regarding previously announced 12-country, $110 million contract with German auto manufacturing giant, the Company made continued progress with respect to additional NFS Ascent® implementations. The Company has successful Go Live events in Singapore and Thailand in September and October, respectively. The implementation process has also now begun in New Zealand and Australia.
●	Announced the successful implementation of the Company’s first North American cloud-based NFS Ascent Contract Management System (CMS) for SCI Lease Corp, a Canadian-based national automotive leasing company.
●	Appointed Peter Minshall as Executive Vice President (EVP) of NTA. The EVP role will report directly to the Company CEO and is responsible for the entire NTA portion of NETSOL’s business operations.
●	Generated $315,000 in additional SaaS subscription and support revenues, which are recurring in nature and anticipated to gradually increase as the Company implements NFS legacy products and NFS Ascent®.
●	NETSOL effectively generated approximately $1.3 million by successfully implementing change requests from various customers across multiple regions.
●	NETSOL’s new mobility startup subsidiary, Otoz, is partnering to launch its digital automotive retail platform for a U.S. based subsidiary of a renowned German auto manufacturer for one of its key brands.

Fiscal First Quarter 2021 Financial Results

Total net revenues for the first quarter of fiscal 2021 were $12.6 million, compared with $13.6 million in the prior year period. The decrease in total net revenues was primarily due to a decrease in total license fees of $2.5 million, which was offset by an increase in subscription and support revenues of $565,000 and an increase in total service revenues of $970,000.

●	Total license fees were $3,500, compared with $2.5 million in the prior year period.
●	Total subscription (SaaS and Cloud) and support revenues were $5.2 million, compared with $4.6 million in the prior year period.
●	Total services revenues were $7.5 million, compared with $6.5 million in the prior year period.

Gross profit for the first quarter of fiscal 2021 was $6.4 million (or 50.5% of net revenues), compared to $6.1 million (or 45.0% of net revenues) in the first quarter of fiscal 2020. The increases in gross profit and gross profit as a percentage of revenue were primarily due to decreases in cost of revenues, which were predominantly driven by a decrease in travel expenses resulting from the COVID-19 pandemic.

Operating expenses for the first quarter of fiscal 2021 decreased 18.2% to $5.3 million (or 42.3% of net revenues) from $6.5 million (or 48.2% of net revenues) for the first quarter of fiscal 2020. The decrease in operating expenses was primarily due to decreases in selling and marketing, professional services, research and development and general and administrative expenses, which were offset by a minor increase in depreciation and amortization.

GAAP net income attributable to NETSOL for the first quarter of fiscal 2021 totaled $718,000 or $0.06 per diluted share, compared with GAAP net loss of $(1.8) million or $(0.16) per diluted share in the first quarter of fiscal 2020. GAAP net income attributable to NETSOL included a $296,000 gain on foreign currency exchange transactions in the first quarter of fiscal 2020, which was a significant increase compared with a loss of $1.8 million in the prior year period.

Non-GAAP adjusted EBITDA for the first quarter of fiscal 2021 totaled $1.6 million or $0.14 per diluted share, compared with non-GAAP adjusted EBITDA loss of $(1.1) million or $(0.09) per diluted share in the first quarter of fiscal 2020 (see note regarding “Use of Non-GAAP Financial Measures,” below for further discussion of this non-GAAP measure).

At September 30, 2020, cash and cash equivalents were $24.9 million, an increase from $20.2 million at June 30, 2020.

Management Commentary

“The beginning of the fiscal year was an extension of the same business conditions we’ve witnessed since the pandemic took hold, but we are continuing to operate efficiently, control costs and execute on our long-term strategic growth plan,” said NETSOL Co-Founder, Chairman and Chief Executive Officer Najeeb Ghauri. “Financially, we generated roughly $1.3 million from change requests and reduced expenses by nearly 20% leading to sustained profitability on a trailing-twelve-month basis. We also grew our recurring revenue base by double digits to $5.2 million. As we layer on maintenance fees through larger, traditional, enterprise contracts and increase our SaaS-based footprint, we expect to build this base over time, which provides for more predictable revenues with a more attractive margin profile.

“During fiscal Q1, we were very active on the implementation front and had multiple successful ‘Go Live’ events within our APAC region for a pair of major international auto manufacturers. We are also gaining traction with mid-size auto captives in our North American and European markets with the latter comprising a greater portion of overall revenues compared to last year. Our Otoz Innovation Lab remains a bright spot, making great progress on current partnerships, including work with a renowned German OEM on a digital automotive retail platform for one of its key brands. With several catalysts on the horizon, we are optimistic about our prospects for the new fiscal year.”

Sales Outlook

Ghauri added: “Sales discussions with a number of potential customers remain active, and we are confident that the market is beginning to pick up in all global regions. We have a number of high-value, near-term opportunities in our pipeline and are cautiously optimistic about our growth outlook.”

Otoz Update

“We recently began a partnership to launch a fully-digital mobile app for a major German auto captive in the U.S. that will enable a touchless customer journey, all built on the Otoz platform,” said Naeem Ghauri, CEO of Otoz. “The end product will be rolled out to hundreds of auto dealers across the U.S. and is expected to generate significant SaaS revenues for our business. Separately, we are in the final contract negotiation stages with a number of other major players in the automotive space and look forward to announcing those agreements in the near future.”

Conference Call

NETSOL Technologies management will hold a conference call today (November 16, 2020) at 9:00 a.m. Eastern time (6:00 a.m. Pacific time) to discuss these financial results. A question and answer session will follow management’s presentation.

U.S. dial-in: 1-877-407-0789

International dial-in: 1-201-689-8562

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

The conference call will be broadcasted live and available for replay here and via the Investor Relations section of NETSOL’s website.

A replay of the conference call will be available after 12:00 p.m. Eastern time on the same day through November 30, 2020.

Toll-free replay number: 1-844-512-2921

International replay number: 1-412-317-6671

Replay ID: 13712135

About NETSOL Technologies

NETSOL Technologies, Inc. (Nasdaq: NTWK) is a worldwide provider of IT and enterprise software solutions primarily serving the global leasing and finance industry. The Company’s suite of applications is backed by 40 years of domain expertise and supported by a committed team of more than 1300 professionals placed in eight strategically located support and delivery centers throughout the world. NFS, LeasePak, LeaseSoft or NFS Ascent® – help companies transform their Finance and Leasing operations, providing a fully automated asset-based finance solution covering the complete finance and leasing lifecycle.

About Otoz

Otoz provides business-to-business, white-label technology solutions for new mobility. Our suite of agile and customizable mobility solutions ranges from car sharing and subscription products to AI-enabled chatbots, allowing businesses to engage consumers and facilitate the complete transaction lifecycle intelligently and digitally. Otoz technologies empower automotive companies and start-ups to launch new mobility models quickly and efficiently. The technology Otoz has developed is cloud-native and supported by artificial intelligence (AI), machine learning (ML), internet of things (IoT) and blockchain. Our technology drives utilization, while supporting robust and efficient operations.

Forward-Looking Statements

This press release may contain forward-looking statements relating to the development of the Company’s products and services and future operating results, including statements regarding the Company that are subject to certain risks and uncertainties such as the effect of stay at home orders and social distancing imposed by COVID-19 and its resultant impact on our financials and the world economy that could cause actual results to differ materially from those projected. The words “expects,” “anticipates,” variations of such words, and similar expressions, identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Factors that could affect the Company’s actual results include the progress and costs of the development of products and services and the timing of the market acceptance, as well as the delay in recovery or a prolonged economic downturn that effects our Company, our customers and the world economy. The subject Companies expressly disclaim any obligation or undertaking to update or revise any forward looking statement contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.

Use of Non-GAAP Financial Measures

The reconciliation of Adjusted EBITDA to net income, the most comparable financial measure based upon GAAP, as well as a further explanation of adjusted EBITDA, is included in the financial tables in Schedule 4 of this press release.

Investor Relations Contact:

Matt Glover and Tom Colton

Gateway Investor Relations

1-949-574-3860

investors@netsoltech.com

NETSOL Technologies, Inc. and Subsidiaries

Schedule 1: Consolidated Balance Sheets

	As of	As of
ASSETS	September 30, 2020	June 30, 2020
Current assets:
Cash and cash equivalents	$24,885,365	$20,166,830
Accounts receivable, net of allowance of $279,903 and $435,611	6,732,575	10,131,752
Accounts receivable - related party, net of allowance of $1,373,099 and $90,594	-	1,282,505
Revenues in excess of billings, net of allowance of $91,250 and $188,914	18,430,766	17,198,281
Revenues in excess of billings - related party, net of allowance of $8,163 and $0	-	8,163
Other current assets, net of allowance of $1,243,633 and $0	2,616,769	3,108,180
Total current assets	52,665,475	51,895,711
Revenues in excess of billings, net - long term	-	1,300,289
Convertible note receivable - related party, net of allowance of $4,250,000 and $0	-	4,250,000
Property and equipment, net	11,256,306	11,329,631
Right of use of assets - operating leases	2,133,902	2,360,129
Long term investment	2,417,291	2,387,692
Other assets	41,175	41,992
Intangible assets, net	5,032,630	5,391,077
Goodwill	9,516,568	9,516,568
Total assets	$83,063,347	$88,473,089

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$6,005,999	$5,680,837
Current portion of loans and obligations under finance leases	9,677,277	9,139,561
Current portion of operating lease obligations	1,165,957	1,111,912
Unearned revenues	2,775,600	4,095,472
Common stock to be issued	88,324	88,324
Total current liabilities	19,713,157	20,116,106
Loans and obligations under finance leases; less current maturities	1,705,699	1,539,975
Operating lease obligations; less current maturities	1,110,832	1,339,965
Total liabilities	22,529,688	22,996,046
Commitments and contingencies
Stockholders' equity:
Preferred stock, $.01 par value; 500,000 shares authorized;	-	-
Common stock, $.01 par value; 14,500,000 shares authorized;
12,137,045 shares issued and 11,742,490 outstanding as of September 30, 2020 and 12,122,149 shares issued and 11,874,646 outstanding as of June 30, 2020	121,371	121,222
Additional paid-in-capital	128,764,618	128,677,754
Treasury stock (at cost, 394,555 shares and 247,503 shares as of September 30, 2020 and June 30, 2020, respectively)	(1,920,645)	(1,455,969)
Accumulated deficit	(39,861,985)	(34,269,817)
Other comprehensive loss	(33,210,231)	(34,085,047)
Total NetSol stockholders' equity	53,893,128	58,988,143
Non-controlling interest	6,640,531	6,488,900
Total stockholders' equity	60,533,659	65,477,043
Total liabilities and stockholders' equity	$83,063,347	$88,473,089

NETSOL Technologies, Inc. and Subsidiaries

Schedule 2: Consolidated Statement of Operations

	For the Three Months
	Ended September 30,
	2020	2019
Net Revenues:
License fees	$3,475	$2,464,216
Subscription and support	5,171,863	4,606,376
Services	7,472,040	6,418,891
Services - related party	-	82,933
Total net revenues	12,647,378	13,572,416

Cost of revenues:
Salaries and consultants	4,526,649	4,454,964
Travel	103,752	1,342,635
Depreciation and amortization	707,249	719,665
Other	928,153	944,524
Total cost of revenues	6,265,803	7,461,788

Gross profit	6,381,575	6,110,628

Operating expenses:
Selling and marketing	1,609,604	1,743,868
Depreciation and amortization	221,790	202,387
General and administrative	3,427,636	3,918,613
Research and development cost	85,989	672,970
Total operating expenses	5,345,019	6,537,838

Income (loss) from operations	1,036,556	(427,210)

Other income and (expenses)
Loss on sale of assets	(21,742)	(289)
Interest expense	(103,327)	(63,663)
Interest income	200,821	399,229
Gain (loss) on foreign currency exchange transactions	296,041	(1,760,190)
Share of net loss from equity investment	(107,850)	(189,224)
Other income	87,272	18,326
Total other income (expenses)	351,215	(1,595,811)

Net income (loss) before income taxes	1,387,771	(2,023,021)
Income tax provision	(264,294)	(238,238)
Net income (loss)	1,123,477	(2,261,259)
Non-controlling interest	(405,923)	433,312
Net income (loss) attributable to NetSol	$717,554	$(1,827,947)

Net income per share:
Net income per common share
Basic	$0.06	$(0.16)
Diluted	$0.06	$(0.16)

Weighted average number of shares outstanding
Basic	11,787,233	11,664,239
Diluted	11,787,233	11,664,239

NETSOL Technologies, Inc. and Subsidiaries

Schedule 3: Consolidated Statement of Cash Flows

	For the Three Months
	Ended September 30,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$1,123,477	$(2,261,259)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	929,039	922,052
Provision for bad debts	(258,160)	(38,621)
Share of net loss from investment under equity method	107,850	189,224
Loss on sale of assets	21,742	289
Stock based compensation	90,995	164,293
Changes in operating assets and liabilities:
Accounts receivable	3,823,299	4,836,183
Accounts receivable - related party	-	46,016
Revenues in excess of billing	394,995	(1,870,517)
Revenues in excess of billing - related party	-	66,330
Other current assets	(393,253)	(278,677)
Accounts payable and accrued expenses	255,239	122,012
Unearned revenue	(1,383,619)	(1,631,245)
Net cash provided by operating activities	4,711,604	266,080

Cash flows from investing activities:
Purchases of property and equipment	(489,289)	(321,125)
Sales of property and equipment	32,673	958
Convertible note receivable - related party	-	(435,000)
Investment in associates	(60,500)	-
Net cash used in investing activities	(517,116)	(755,167)

Cash flows from financing activities:
Proceeds from exercise of subsidiary options	-	11,621
Purchase of treasury stock	(464,676)	-
Proceeds from bank loans	697,295	-
Payments on finance lease obligations and loans - net	(143,506)	(147,376)
Net cash provided by (used in) financing activities	89,113	(135,755)
Effect of exchange rate changes	434,934	879,857
Net increase in cash and cash equivalents	4,718,535	255,015
Cash and cash equivalents at beginning of the period	20,166,830	17,366,364
Cash and cash equivalents at end of period	$24,885,365	$17,621,379

NETSOL Technologies, Inc. and Subsidiaries

Schedule 4: Reconciliation to GAAP

	For the Three Months Ended	For the Three Months Ended
	September 30, 2020	September 30, 2019

Net Income (loss) attributable to NetSol	$717,554	$(1,827,947)
Non-controlling interest	405,923	(433,312)
Income taxes	264,294	238,238
Depreciation and amortization	929,039	922,052
Interest expense	103,327	63,663
Interest (income)	(200,821)	(399,229)
EBITDA	$2,219,316	$(1,436,535)
Add back:
Non-cash stock-based compensation	90,995	164,293
Adjusted EBITDA, gross	$2,310,311	$(1,272,242)
Less non-controlling interest (a)	(698,844)	191,235
Adjusted EBITDA, net	$1,611,467	$(1,081,007)

Weighted Average number of shares outstanding
Basic	11,787,233	11,664,239
Diluted	11,787,233	11,664,239

Basic adjusted EBITDA	$0.14	$(0.09)
Diluted adjusted EBITDA	$0.14	$(0.09)

(a)The reconciliation of adjusted EBITDA of non-controlling interest to net income attributable to non-controlling interest is as follows

Net Income (loss) attributable to non-controlling interest	$405,923	$(433,312)
Income Taxes	48,649	53,335
Depreciation and amortization	264,565	259,635
Interest expense	31,520	19,041
Interest (income)	(65,957)	(105,501)
EBITDA	$684,700	$(206,802)
Add back:
Non-cash stock-based compensation	14,144	15,567
Adjusted EBITDA of non-controlling interest	$698,844	$(191,235)